Exhibit 99.1

Virax Biolabs Enrolls First Patients in Clinical Study Assessing T cell Dysfunction in Post-acute Infection Syndromes

LONDON, March 18, 2025 /PRNewswire/ -- Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company"), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, announced today that it has started enrolling patients into its United Kingdom based, multi-center clinical study (NCT06731179).

Conducted in collaboration with the United Kingdom’s National Health Service, investigators aim to assess the ViraxImmune™ FluoroSpot T cell assay performance in detecting T cell dysfunction in post-acute infection syndrome patients, including those with long COVID, post-treatment Lyme disease (PTLD), and myalgic encephalomyelitis/chronic fatigue syndrome (ME/CFS). As part of the regulatory approval pathway, up to 200 participants will be enrolled into the study, with initial data from this longitudinal assessment expected in Q2 2026.

"There are currently no reliable diagnostics for patients with these conditions associated with post-acute infection syndromes,” said James Foster, CEO of Virax Biolabs, “The data generated from this clinical study will provide additional insights into the immune dysregulation in these conditions, enabling us to improve diagnostics and patient care. ViraxImmune™ has the potential to improve the assessment of immune health, ultimately paving the way for earlier treatment intervention and better patient outcomes.”

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward-looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31,

2024. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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